                       SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549
                                  ----------

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 115 (D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(MARK ONE):


[X]         ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
            ACT OF 1934
                                 (FEE REQUIRED)


               FOR THE FISCAL YEAR ENDED  DECEMBER 31, 1996
                                         --------------------

                                      OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934


           FOR THE TRANSITION PERIOD FROM            TO
                                         ----------    ---------
           COMMISSION FILE NUMBER:  ___________________

                  A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW: BSB BK AND
                                                                      ----------
                       TRUST COMPANY 401(K) SAVINGS PLAN IN RSI RETIREMENT TRUST
                       ---------------------------------------------------------

                  B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
                       BSB BANCORP,
                       ------------
                       INC., 58-68 EXCHANGE STREET, BINGHAMTON, NEW YORK 13901
                       -------------------------------------------------------


                              REQUIRED INFORMATION

                  A.   FINANCIAL STATEMENTS:

                           THE PLAN'S FINANCIAL STATEMENTS AND SCHEDULES
                        PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENT OF ERISA ARE FILED AS AN EXHIBIT TO THIS ANNUAL REPORT ON FORM 11-K .

                  B.   OTHER EXHIBIT:

                           CONSENT OF COOPERS & LYBRAND L.L.P.

                                  SIGNATURES

            PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                                  BSB BANK & TRUST CO. 401 (K)
                                  SAVINGS PLAN IN RSI RETIREMENT TRUST

                                  BY:  PATRICIA A. PHELPS
                                       -----------------------
                                  NAME:  PATRICIA A. PHELPS
DATE:      JUNE 30, 1997          TITLE: ADMINISTRATIVE VICE PRESIDENT-
                                         HUMAN RESOURCES

                           BSB BANK & TRUST COMPANY
                  401(k) SAVINGS PLAN IN RSI RETIREMENT TRUST

                    REPORT ON AUDITED FINANCIAL STATEMENTS

                         YEAR ENDED DECEMBER 31, 1996

BSB BANK & TRUST COMPANY
401(k) SAVINGS PLAN IN RSI RETIREMENT TRUST


INDEX                                                                 PAGE

Independent Auditors' Report.........................................   1

Financial Statements:

    Statements of Net Assets Available for Plan Benefits,
      December 31, 1996 and 1995..................................... 2-3

    Statement of Changes in Net Assets Available for Plan Benefits,
      Year Ended December 31, 1996 ..................................   4

    Notes to Financial Statements.................................... 5-8

Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment Purposes.......   9

    Item 27d - Schedule of Reportable Transactions...................  10

INDEPENDENT AUDITORS' REPORT



Mrs. Patricia A. Phelps, Plan Administrator
BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust
Binghamton, New York

We have audited the accompanying statements of net assets available for benefits of BSB Bank & Trust Company 401(k) Savings Plan in RSI Retirement Trust as of December 31, 1996 and 1995 and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






Syracuse, New York
May 2, 1997

BSB BANK AND TRUST COMPANY
401(k) SAVINGS PLAN IN RSI RETIREMENT TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION December 31, 1996




                                                                                             FUND INFORMATION
                                --------------------------------------------------------------------------------------------------
                                Retirement                 Emerging
                                  System       Core         Growth        Value     Actively      Inter-      Short-Term      BSB
                                   Group      Equity        Equity       Equity      Managed      mediate     Investment     Stock
                                   Stock       Fund          Fund         Fund      Bond Fund    Bond Fund       Fund         Fund
                                --------------------------------------------------------------------------------------------------
Investments:
   RSI Retirement Trust Funds               $2,446,725     $1,376,154    $772,203    $322,614     $314,747     $836,225
   Common Stock                   $6,084                                                                                    $535,134
   Cash and cash equivalents                                                                                                  43,263
   Loans receivable
                                  ------    ----------     ----------    --------    --------     --------     --------     --------

      Net assets available
         for plan benefits        $6,084    $2,446,725     $1,376,154    $772,203    $322,614     $314,747     $836,225     $578,397
                                  ======    ==========     ==========    ========    ========     ========     ========     ========



                                 -------------------------------------
                                  Inter-
                                 national
                                  Equity     Participant
                                   Fund       Loan Fund     Total
                                 -------------------------------------
Investments:
   RSI Retirement Trust Funds     $178,547                  $6,247,215
   Common Stock                                                541,218
   Cash and cash equivalents                                    43,263
   Loans receivable                                           $208,748
                                                208,748        208,748
                                  ---------    --------     ----------
      Net assets available
         for plan benefits        $178,547     $208,748     $7,040,444
                                  ========     ========     ==========

The accompanying notes are an integral part of the financial statements.

BSB BANK & TRUST COMPANY
401(k) SAVINGS PLAN IN RSI RETIREMENT TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION December 31, 1995





                                                                    FUND INFORMATION
                               ---------------------------------------------------------------------------------------------
                                Retirement                  Emerging
                                  System       Core          Growth         Value       Actively      Inter-    Short-Term
                                   Group      Equity         Equity        Equity        Managed      mediate   Investment
                                   Stock       Fund           Fund          Fund        Bond Fund    Bond Fund     Fund
                               ---------------------------------------------------------------------------------------------
Investments:
   RSI Retirement Trust Funds               $1,886,334       $943,302      $515,840     $375,837     $360,946    $996,770
   Common Stock                   $6,032
   Cash and cash equivalents
   Loans receivable
                                  ------    ----------       --------      --------   ----------     --------    --------
      Net assets available
         for plan benefits        $6,032    $1,886,334       $943,302      $515,840   $375,837       $360,946    $996,770
                                  ======    ==========       ========      ========   ========       ========    ========

                              ---------------------------------------------
                                            Inter-
                                   BSB     national
                                  Stock     Equity    Participant
                                  Fund       Fund      Loan Fund      Total
                              ---------------------------------------------
Investments:
   RSI Retirement Trust Funds               $94,324                 $5,173,353
   Common Stock                $407,063                                413,095
   Cash and cash equivalents     36,342                                 36,342
   Loans receivable                                   $184,019         184,019
                               --------     -------    --------     ----------
      Net assets available
         for plan benefits     $443,405     $94,324    $184,019     $5,806,809
                               ========     =======    ========     ==========

The accompanying notes are an integral part of the financial statements.

BSB BANK & TRUST COMPANY
401(k) SAVINGS PLAN IN RSI RETIREMENT TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
 Year Ended December 31, 1996
 (with comparative totals for 1995)





                                                                                             FUND INFORMATION
                           Retirement                 Emerging
                             System       Core         Growth       Value     Actively      Inter-    Short-Term       BSB
                              Group      Equity        Equity      Equity      Managed      mediate   Investment      Stock
                              Stock       Fund          Fund        Fund      Bond Fund    Bond Fund     Fund         Fund
                            -----------------------------------------------------------------------------------------------
Additions:
   Employer contributions            $     61,606  $    38,494    $ 20,293    $ 11,115    $  7,185   $  23,917    $  37,814
   Participant contributions              163,196       93,401      49,697      26,853      17,577     187,225       66,775
   Net appreciation in fair
      value of investments $     459      411,892      265,390     143,914       9,054      12,143      43,724       37,648
   Interest on loans
   Transfers                               82,657      112,061      84,215     (29,915)    (44,518)   (277,539)      33,212
                            --------  -----------  -----------   ---------------------   ---------  ----------    ---------
                                 459      719,351      509,346     298,119      17,107      (7,613)    (22,673)     175,449
Deductions:
   Benefits paid to
       participants             (407)    (158,960)     (76,494)    (41,756)    (70,330)    (38,586)   (137,872)     (40,457)
                            --------  ----------- ------------  ----------   ---------   ---------   ---------   ----------
      Net additions               52      560,391      432,852     256,363     (53,223)    (46,199)   (160,545)     134,992
Net assets available for
   plan benefits, beginn-
   ing of year                 6,032    1,886,334      943,302     515,840     375,837     360,946     996,770      443,405
                            --------  ----------- ------------   ---------   ---------   ---------   ---------    ---------
     NET ASSETS AVAIL-
     ABLE FOR PLAN
     BENEFITS, END OF
      YEAR                    $6,084   $2,446,725   $1,376,154    $772,203    $322,614    $314,747    $836,225     $578,397
                              ======   ==========   ==========    ========    ========    ========    ========     ========





                                Inter-
                               national
                                Equity   Participant      1996          1995
                                 Fund     Loan Fund      Total         Total
                            ------------------------------------------------
Additions:
   Employer contributions    $  12,680               $   213,104   $   213,705
   Participant contributions    33,597                   638,321       522,843
   Net appreciation in fair
      value of investments      13,724                   937,948     1,180,929
   Interest on loans                       $ 14,211       14,211        10,613
   Transfers                    29,309       10,518
                            ----------    ---------   ----------    ----------
                                89,310      24,729     1,803,584    1,928,090

Deductions:
   Benefits paid to
       participants             (5,087)                 (569,949)     (441,435)
                            ---------- -------------------------  ------------
      Net additions             84,223       24,729    1,233,635     1,486,655
Net assets available for
   plan benefits, beginn-
   ing of year                  94,324      184,019    5,806,809    4,320,154
                             ---------    ---------   -----------  -----------
     NET ASSETS AVAIL-
     ABLE FOR PLAN
     BENEFITS, END OF
      YEAR                    $178,547     $208,748   $7,040,444    $5,806,809
                              ========     ========   ==========    ==========


The accompanying notes are an integral part of the financial statements.

BSB BANK AND TRUST COMPANY
401(k) SAVINGS PLAN IN RSI RETIREMENT TRUST



NOTES TO FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The financial statements included herein have been prepared on an accrual basis of accounting in accordance with generally accepted accounting principles.

     INVESTMENT VALUATION

     The Plan's investments are stated at fair value. Retirement trust funds represent participation in the RSI Retirement Trust Funds and are valued by the trust based upon the market value of each fund's underlying securities. BSB Bancorp, Inc. and RSI System Group Inc. common stock is valued at its quoted market price. Participant loans receivable are valued at cost.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash in banks and short-term investment funds with maturities of three months or less.

     INCOME RECOGNITION

     The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

     ADMINISTRATIVE EXPENSES

     The Company pays the ordinary administrative expenses of the Plan and compensation of the Trustees to the extent required.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES

     The Plan provides for various investment options in any combination of the investment funds. Investments are exposed to various risks, such as interest rate and market. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

BSB BANK AND TRUST COMPANY
401(k) SAVINGS PLAN IN RSI RETIREMENT TRUST


NOTES TO FINANCIAL STATEMENTS

2.   PLAN DESCRIPTION

     The following description of the BSB Bank & Trust Company 401(k) Savings Plan in RSI Retirement Trust provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a defined contribution plan covering all full-time employees of the Company who have one year of service and are age twenty-one or older. The Plan was established on April 1, 1986 and is subject to the provisions of the Employee Retirement Income and Security Act of 1974 (ERISA).

     CONTRIBUTIONS

     Each year the Company contributes 100% of the participant's contribution up to two percent of the participant compensation and 50% up to the next two percent of the participant's compensation.

     Participants may contribute not less than one percent nor greater than ten percent of their compensation up to a maximum of $9,500 per year on a before-tax basis.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions, and (b) Plan earnings. Participant and Company contributions are allocated among investment funds as designated by the participant. Company contributions are allocated to participant accounts based upon the matching contribution provisions previously described. Allocation of plan earnings is done on a quarterly basis and is based on each fund's quarterly earnings percentage times the participant's accumulated investments and earnings in the Fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     VESTING

     Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service. Participants vest 20% annually and are 100% vested after five years of credited service.

     FORFEITURES

     The portion of the matching contributions and earnings thereon for which a participant is not vested is forfeited upon termination of employment with the Company. The value of any forfeitures is used to offset part of the Company's future contributions.

     PAYMENT OF BENEFITS

     On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or install-ments over a period not to exceed 20 years.

     LOANS TO PARTICIPANTS

     The Plan also includes various terms and conditions under which a participating employee can obtain loans from the Plan. Participants may borrow up to 50% of their vested before-tax contribution or rollover account balance. Participant loans must be no less than $500 and no greater than $50,000. Loan transactions are treated as a transfer to
     (from) the investment fund from (to) the participant loan fund. Loan terms may extend to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of a comparable term treasury note plus 1 percent.
     Principal and interest are paid ratably through payroll deductions.

BSB BANK AND TRUST COMPANY
401(k) SAVINGS PLAN IN RSI RETIREMENT TRUST


2.   PLAN DESCRIPTION (CONTINUED)

     PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


3.   TAX STATUS

     The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter, dated November 18, 1992, from the Internal Revenue Service and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.


4.   INVESTMENTS

     Investments are held within various Common Funds maintained by Retire-ment System Group Inc. and within a BSB Stock Fund held in a custodial account at a financial institution.

     Participants may choose between eight investment vehicles offered by the Plan (The Retirement System Group, Inc. stock fund is closed to future participant contributions or transfers). RSI Retirement Trust describes these funds as follows:

     Core Equity Fund - This fund invests in a broadly diversified group of
     ----------------
     higher quality, large capitalization companies aimed at sustainable growth in earnings and dividends.

     Emerging Growth Equity Fund - This fund's assets are invested
     ---------------------------
     primarily in stocks of smaller companies aimed at higher-than-average earnings and dividend growth potential.

     Value Equity Fund - This fund is targeted at stocks of financially sound
     -----------------
     companies that are selling at low market valuations based on price/earnings ratios.

     Actively Managed Bond Fund - This fund's assets must have at least 65%
     --------------------------
     invested in securities issued or backed by the United States government.

     Intermediate Term Bond Fund - This fund invests in high quality fixed
     ---------------------------
     income vehicles that mature within 10 years or have expected average lives of 10 years or less.

     Short-Term Investment Fund - This fund is invested in high quality,
     --------------------------
     money market instruments with a maximum average maturity of one year.

     International Equity Fund - This fund invests in stocks of companies
     -------------------------
     headquartered in foreign countries that appear to be selling at "undervalued" prices based on price/earnings ratios.

     Employer Stock Fund - This fund invests in BSB Bancorp Inc. common stock.
     -------------------

BSB BANK AND TRUST COMPANY
401(k) SAVINGS PLAN IN RSI RETIREMENT TRUST

NOTES TO FINANCIAL STATEMENTS


5.   UNITS AND UNIT VALUE

     Units and net asset value per unit assigned to participants during and for the year ended December 31, 1996 were as follows for the separate accounts that are utilized by the trustee:



                                   Retirement               Emerging
                                     System       Core       Growth           Value      Actively         Inter-      Short-Term
                                      Group      Equity      Equity          Equity       Managed         mediate     Investment
                                      Stock       Fund        Fund            Fund       Bond Fund       Bond Fund       Fund
                                ---------------------------------------------------------------------------------------------------
January 1, 1996
   Units                              1,719      37,962      17,735          14,810        12,206          12,515         50,960
   Unit Value                        $ 3.51     $ 49.69     $ 53.19         $ 34.83        $30.79         $ 28.84        $ 19.56

March 31, 1996:
   Units                              1,678      38,306      18,242          15,275        11,459           12,090        46,969
   Unit Value                        $ 3.51     $ 51.18     $ 58.29         $ 36.84       $ 30.14         $  28.64       $ 19.78

June 30, 1996:
   Units                              1,636      38,430      18,695          15,479        10,777           11,242        44,583
   Unit Value                        $ 3.79     $ 54.36     $ 65.54         $ 38.30       $ 30.25         $  28.81       $ 20.00

September 30, 1996:
   Units                              1,618      38,520      19,071          15,856        10,315           10,632        50,206
   Unit Value                        $ 3.79     $ 56.57     $ 67.07         $ 39.67       $ 30.79         $  29.30       $ 20.24

December 31, 1996:
   Units                              1,605      40,515      20,357          17,610        10,158           10,492        40,831
   Unit Value                        $ 3.79     $ 60.39     $ 67.60         $ 43.85       $ 31.76         $ 30.00        $ 20.48


                                              Inter-
                                    BSB       national
                                   Stock       Equity
                                   Fund         Fund
                                --------------------
January 1, 1996
   Units                          16,447        2,281
   Unit Value                    $ 24.75      $ 41.35

March 31, 1996:
   Units                          17,486        2,942
   Unit Value                    $ 26.00      $ 43.58

June 30, 1996:
   Units                          18,966        3,258
   Unit Value                    $ 26.00      $ 45.10

September 30, 1996:
   Units                          19,091        3,781
   Unit Value                    $ 25.38      $ 45.25

December 31, 1996:
   Units                          20,005        3,895
   Unit Value                    $ 26.75      $ 45.84

BSB BANK AND TRUST COMPANY
401(k) SAVINGS PLAN IN RSI RETIREMENT TRUST


ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1996



INVESTMENT                                                                                   Cost            Fair Value
-----------------------------------------------------------------------------------------------------------------------
BSB Bancorp Common Stock Fund:
    Cash                                                                           $        1,545        $        1,545
    Collective Trust Short-Term Investment                                                 41,718                41,718
    Common Stock                                                                          453,441               535,134
                                                                                    -------------         -------------
                                                                                          496,704               578,397
RSI Retirement Trust Funds:
    Core Equity Fund                                                                    1,403,708             2,446,725
    Emerging Growth Fund                                                                  757,775             1,376,154
    Value Equity Fund                                                                     487,359               772,203
    International Equity Fund                                                             157,849               178,547
    Intermediate-Term Bond Fund                                                           256,680               314,747
    Actively Managed Bond Fund                                                            240,019               322,614
    Short-Term Investment Fund                                                            729,217               836,225

Retirement System Group Inc. common stock                                                   7,881                 6,084

Participant loans                                                                         208,748               208,748
                                                                                     ------------          ------------
                                                                                       $4,745,941            $7,040,444
                                                                                       ==========            ==========

BSB BANK AND TRUST COMPANY
401(k) SAVINGS PLAN IN RSI RETIREMENT TRUST


ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 1996



                                                                                                   Current
                                                                                                  Value of
                                                 Number of                                        Asset on            Net
                                                    Trans-        Purchase        Selling      Transaction           Gain
Description of Assets                             actions          Price           Price              Date         (Loss)
-------------------------------------------------------------------------------------------------------------------------
Single Security Transactions in
    Excess of 5% of Market Value                                                   None

Series of Security Transactions in
    Excess if 5% of Market Value

RSI Retirement Trust Core Equity                     145       $ 404,088                       $ 404,088

RSI Retirement Trust Core Equity                      71                      $ 255,608        $ 255,608        $78,056

RSI Retirement Trust Emerging Growth                 140       $ 281,851                       $ 281,851

RSI Retirement Trust Emerging Growth                  58                      $ 114,395        $ 114,395        $40,257

RSI Retirement Trust Short-Term Investment           116       $ 237,965                       $ 237,965

RSI Retirement Trust Short-Term Investment            52                      $ 442,236        $ 442,236        $39,345